Exhibit 99.1

Navios Maritime Partners L.P.

Reports Financial Results for the Fourth Quarter and Year Ended December 31, 2011

•	Cash distribution of $0.44 per unit for Q4 2011

•	18.8% increase in quarterly Revenue to $50.5 million

•	15.5% increase in quarterly Operating Surplus to $31.3 million

•	19.9% increase in quarterly EBITDA to $38.6 million

PIRAEUS, GREECE, January 26, 2012 – Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an owner and operator of dry cargo vessels, today reported its financial results for the fourth quarter and the year ended December 31, 2011.

Ms. Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners, stated: “We are pleased with the results of the fourth quarter and full year 2011. We declared a distribution of $0.44 per unit for the fourth quarter, representing an annualized distribution of $1.76 and a current yield of almost 11%.”

Ms. Frangou continued, “We built a vibrant MLP, with a strong group of assets generating healthy cash flow. During this past year, we reinforced our operating stability by locking in technical and commercial management services for an additional five years and making accretive acquisitions. We have increased our distributions in the aggregate by 25.7% since our IPO in 2007 and look forward to further growing our cash flows and distributions.”

RECENT DEVELOPMENTS

Cash Distribution

The Board of Directors of Navios Partners declared a cash distribution for the fourth quarter of 2011 of $0.44 per unit. The cash distribution is payable on February 14, 2012 to unitholders of record on February 9, 2012.

Navios Apollon Charter Party

Navios Partners has entered into a new charter with a subsidiary of Navios Maritime Holdings Inc. for the Navios Apollon. The term of this charter is approximately two years commencing upon completion of the current charter, at a daily rate of $12,500 net per day for the first year and $13,500 net per day for the second year, plus 50/50 profit sharing based on actual earnings.

Long-Term and Insured Cash Flow

Navios Partners has entered into medium to long-term time charter-out agreements for its vessels with a remaining average term of approximately four years, providing a stable base of revenue and distributable cash flow. Navios Partners has currently contracted out 96.6% of its available days for 2012, 79.3% for 2013 and 45.0% for 2014, generating revenues of approximately $192.6 million, $159.3 million and $99.7 million, respectively. The average contractual daily charter-out rate for the fleet is $30,270, $30,597 and $33,744 for 2012, 2013 and 2014, respectively. The average daily charter-in rate for the active long-term charter-in vessels is $13,513 for 2012.

Navios Partners’ charter-out contracts are insured for credit default by an AA rated European Union governmental agency.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Partners has compiled consolidated statements of income for the three month periods and for the years ended December 31, 2011 and 2010. The quarterly and year ended 2011 and 2010 information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA, Adjusted EBITDA, Adjusted Net income, Adjusted Earnings per Common Unit and Operating Surplus are non-GAAP financial measures and should not be used in isolation or substitution for Navios Partners’ results.

(in $ ‘000 except per unit data)	Three Month Period ended December 31, 2011 (unaudited)	Three Month Period ended December 31, 2010 (unaudited)	Year ended December 31, 2011 (unaudited)	Year ended December 31, 2010 (unaudited)
Revenue	$50,464	$42,489	$186,953	$143,231
Net income	$18,661	$18,397	$65,335	$60,511
Adjusted Net income (1)	$18,661	$18,397	$69,314	$60,511
EBITDA	$38,588	$32,220	$137,790	$107,120
Adjusted EBITDA (1)	$38,588	$32,220	$141,769	$107,120
Earnings per Common unit	$0.35	$0.38	$1.33	$1.51
Adjusted Earnings per Common unit(1)	$0.35	$0.38	$1.40	$1.51
Operating Surplus	$31,332	$27,050	$115,870	$87,731
Maintenance and Replacement Capital expenditure reserve	$4,828	$4,000	$18,569	$14,669

(1)	Adjusted Net income, Adjusted EBITDA and Adjusted Earnings per Common Unit (basic and diluted) for the year ended December 31, 2011, exclude a $4.0 million non-cash charge for the write-off of the intangible asset associated with the Navios Apollon charter-out contract.

Three month periods ended December 31, 2011 and 2010

Time charter revenues for the three month period ended December 31, 2011 increased by $8.0 million or 18.8% to $50.5 million, as compared to $42.5 million for the same period in 2010. The increase was mainly attributable to the acquisitions of the Navios Melodia and the Navios Fulvia on November 15, 2010 and the Navios Luz and the Navios Orbiter on May 19, 2011. As a result of the vessel acquisitions, available days of the fleet increased to 1,647 days for the three month period ended December 31, 2011, as compared to 1,381 days for the three month period ended December 31, 2010. The increase in revenue was partially offset by the decrease of $0.5 million incurred due to scheduled and unscheduled off hires. The time charter equivalent (“TCE”) decreased to $30,646 for the three month period ended December 31, 2011, from $30,767 for the three month period ended December 31, 2010.

EBITDA increased by $6.4 million to $38.6 million for the three month period ended December 31, 2011, as compared to $32.2 million for the same period of 2010. The increase in EBITDA was due to an $8.0 million increase in revenue following the acquisitions of the Navios Melodia and the Navios Fulvia on November 15, 2010 and the Navios Luz and the Navios Orbiter on May 19, 2011. The above increase was partially offset by a $1.0 million increase in management fees, a $0.6 million increase in time charter expenses as a result of the increased number of vessels in Navios Partners’ fleet.

The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended December 31, 2011 and 2010 was $4.8 million and $4.0 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an Operating Surplus for the three month period ended December 31, 2011 of $31.3 million, as compared to $27.1 million for the three month period ended December 31, 2010. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the three months ended December 31, 2011 amounted to $18.7 million compared to $18.4 million for the three months ended December 31, 2010. The increase in net income by $0.3 million was due to a $6.4 million increase in EBITDA partially offset by: (i) a $0.4 million decrease in interest income; (ii) a $1.0 million increase in interest expense and finance cost, net; and (iii) a $4.7 million increase in depreciation and amortization expense due to the acquisitions of the Navios Orbiter and the Navios Luz and the favorable lease terms recognized in relation to these acquisitions.

Years ended December 31, 2011 and 2010

Time charter revenues for the year ended December 31, 2011 increased by $43.8 million or 30.6% to $187.0 million, as compared to $143.2 million for the same period in 2010. The increase was mainly attributable to the acquisition of the Navios Hyperion on January 8, 2010, the Navios Sagittarius on January 12, 2010, the Navios Aurora II on March 18, 2010, the Navios Pollux on May 21, 2010, the Navios Fulvia and the Navios Melodia on November 15, 2010 and the Navios Luz and the Navios Orbiter on May 19, 2011. As a result of these vessel acquisitions, available days of the fleet increased to 6,251 days for the year ended December 31, 2011, as compared to 4,879 days for the year ended December 31, 2010. The increase in revenue was partially offset by the decrease of $7.5 million incurred due to unscheduled off hires. The time charter equivalent (“TCE”) increased to $29,909 for the year ended December 31, 2011, from $29,358 for the year ended December 31, 2010.

Adjusted EBITDA increased by $34.7 million to $141.8 million for the year ended December 31, 2011, as compared to $107.1 million for the same period of 2010. The increase in Adjusted EBITDA was due to a $43.8 million increase in revenue following the acquisitions of the Navios Hyperion and the Navios Sagittarius in January 2010, the Navios Aurora II in March 2010, the Navios Pollux in May 2010, the Navios Melodia and the Navios Fulvia in November 2010 and the Navios Luz and the Navios Orbiter in May 2011. The above increase was partially offset by a $6.6 million increase in management fees, a $1.4 million increase in time charter expenses and a $1.1 million increase in administrative and other income/expenses as a result of the increased number of vessels in Navios Partners’ fleet.

The reserve for estimated maintenance and replacement capital expenditures for the year ended December 31, 2011 and 2010 was $18.6 million and $14.7 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an Operating Surplus for the year ended December 31, 2011 of $115.9 million, as compared to $87.7 million for the year ended December 31, 2010. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the year ended December 31, 2011 amounted to $65.3 million which was negatively impacted by a $4.0 million non-cash charge for the write-off of the intangible asset associated with the Navios Apollon charter-out contract. Excluding this write-off, Adjusted net income for the year ended December 31, 2011 amounted to $69.3 million compared to $60.5 million for the year ended December 31, 2010. The increase in net income by $8.8 million was due to a $34.7 million increase in Adjusted EBITDA partially offset by: (i) a

$2.9 million increase in interest expense and finance cost, net; (ii) a $0.2 million decrease in interest income; and (iii) a $22.8 million increase in depreciation and amortization expense due to the acquisitions of the Navios Sagittarius, the Navios Hyperion, the Navios Aurora II, the Navios Pollux, the Navios Melodia, the Navios Fulvia, the Navios Orbiter and the Navios Luz and the favorable lease terms recognized in relation to these acquisitions.

Fleet Employment Profile

The following table reflects certain key indicators of Navios Partners’ core fleet performance for the three month period and the year ended December 31, 2011 and 2010.

	Three Month Period ended December 31, 2011 (unaudited)	Three Month Period ended December 31, 2010 (unaudited)	Year ended December 31, 2011 (unaudited)	Year ended December 31, 2010 (unaudited)
Available Days (1)	1,647	1,381	6,251	4,879
Operating Days (2)	1,633	1,378	5,950	4,865
Fleet Utilization (3)	99.2%	99.8%	95.2%	99.7%
Time Charter Equivalent (per day) (4)	$30,646	$30,767	$29,909	$29,358
Vessels operating at period end	18	16	18	16

(1)	Available days for the fleet represent total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	Time Charters Equivalents (“TCE”) rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call details:

Navios Partners’ management will host a conference call today, Thursday, January 26, 2012 to discuss the results for the fourth quarter and year ended December 31, 2011.

Conference Call details:

Call Date/Time: Thursday, January 26, 2012 at 08:30 am ET

Call Title: Navios Partners Q4 and FY 2011 Financial Results Conference Call

US Dial In: +1.866.394.0817

International Dial In: +1.706.679.9759

Conference ID: 4053 9490

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 4053 9490

Slides and audio webcast:

There will also be a live webcast of the conference call, through the Navios Partners website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A supplemental slide presentation will be available on the Navios Partners website under the “Investors” section by 7:45 am ET on the day of the call.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Investor Relations Contact:

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

naviospartners@capitallink.com

EXHIBIT 1

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	December 31, 2011	December 31, 2010
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$48,078	$51,278
Restricted cash	8,468	824
Accounts receivable, net	4,835	936
Prepaid expenses and other current assets	2,177	2,574

Total current assets	63,558	55,612

Vessels, net	667,213	612,358
Deferred financing costs, net	2,466	2,582
Other long term assets	106	242
Intangible assets	176,581	170,091

Total non-current assets	846,366	785,273

Total assets	$909,924	$840,885

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$2,022	$1,076
Accrued expenses	2,986	1,941
Deferred voyage revenue	10,920	10,575
Current portion of long-term debt	36,700	29,200
Amounts due to related parties	4,077	2,633

Total current liabilities	56,705	45,425

Long-term debt	289,350	292,300
Unfavorable lease terms	—	665
Deferred voyage revenue	4,230	10,992

Total non-current liabilities	293,580	303,957

Total liabilities	350,285	349,382

Commitments and contingencies	—	—
Partners’ capital:
Common Unitholders (46,887,320 and 41,779,404 units issued and outstanding at December 31, 2011 and December 31, 2010, respectively)	729,550	651,965

Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2011 and December 31, 2010)	(177,969)	(168,229)

General Partner (1,132,843 and 1,028,599 units issued and outstanding at December 31, 2011 and December 31, 2010, respectively)	1,976	1,685

Subordinated Series A Unitholders (1,000,000 units issued and outstanding at December 31, 2011 and December 31, 2010)	6,082	6,082

Total Partners’ capital	559,639	491,503

Total liabilities and Partners’ capital	$909,924	$840,885

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

	Three Month Period ended December 31, 2011	Three Month Period ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2010
	($’000) (unaudited)	($’000) (unaudited)	($’000) (unaudited)	($’000)
Time charter revenues	$50,464	$42,489	$186,953	$143,231
Time charter expenses	(3,801)	(3,219)	(13,473)	(12,027)
Direct vessel expenses	(13)	(17)	(61)	(92)
Management fees	(6,736)	(5,682)	(26,343)	(19,746)
General and administrative expenses	(1,387)	(1,330)	(4,965)	(4,303)
Depreciation and amortization	(17,150)	(12,499)	(63,971)	(41,174)
Write-off of intangible asset	—	—	(3,979)	—
Interest expense and finance cost, net	(2,830)	(1,794)	(9,244)	(6,360)
Interest income	66	487	821	1,017
Other income	235	—	272	85
Other expense	(187)	(38)	(675)	(120)

Net income	$18,661	$18,397	$65,335	$60,511

Earnings per unit:

	Three Month Period ended December 31, 2011 (unaudited)	Three Month Period ended December 31, 2010 (unaudited)	Year ended December 31, 2011 (unaudited)	Year ended December 31, 2010
Net income	$18,661	$18,397	$65,335	$60,511
Earnings attributable to:
Common unit holders	16,411	15,242	60,506	50,823
Subordinated unit holders	1,877	2,781	3,522	8,465
General partner unit holders	373	374	1,307	1,223
Subordinated Series A unit holders	—	—	—	—

Weighted average units outstanding (basic and diluted)
Common unit holders	46,887,320	40,500,038	45,409,807	33,714,905
Subordinated unit holders	7,621,843	7,621,843	7,621,843	7,621,843
General partner unit holders	1,132,843	1,002,490	1,102,689	864,017
Subordinated Series A unit holders	1,000,000	1,000,000	1,000,000	1,000,000
Earnings per unit- overall (basic and diluted):
Common unit holders	$0.35	$0.38	$1.33	$1.51
Subordinated unit holders	$0.25	$0.37	$0.46	$1.11
General partner unit holders	$0.33	$0.37	$1.19	$1.42

Subordinated Series A unit holders	$—	$—	$—	$—

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
	(unaudited)
OPERATING ACTIVITIES
Net income	$65,335	$60,511	$34,322

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	63,971	41,174	15,877
Write-off of intangible asset	3,979	—	—
Amortization of deferred financing cost	530	415	683
Amortization of deferred dry dock costs	61	92	415
Provision for bad debts	—	—	49
Compensation expense	—	—	6,082

Changes in operating assets and liabilities:
Increase in restricted cash	(2)	(2)	(822)
Increase in accounts receivable	(3,899)	(334)	(338)
Decrease/(increase) in prepaid expenses and other current assets	396	(1,797)	(406)
Decrease/(increase) in other long term assets	75	(154)	—
Increase/(decrease) in accounts payable	946	558	(76)
Increase in accrued expenses	1,045	97	182
(Decrease)/increase in deferred voyage revenue	(6,417)	(5,211)	24,172
Increase in amounts due to related parties	1,444	669	425

Net cash provided by operating activities	127,464	96,018	80,565

INVESTING ACTIVITIES:
Acquisition of vessels	(76,220)	(291,591)	(23,683)
Acquisition of intangibles	(43,780)	(156,166)	(42,917)
Deposit for vessel acquisitions	—	—	(2,500)

Net cash used in investing activities	(120,000)	(447,757)	(69,100)

FINANCING ACTIVITIES:
Cash distributions paid	(95,499)	(72,316)	(39,016)
Net proceeds from issuance of general partner units	2,052	6,150	2,948
Proceeds from issuance of common units, net of offering costs	86,288	253,871	126,807
Proceeds from long term debt	35,000	139,000	—
(Increase)/decrease in restricted cash	(7,642)	12,500	(12,500)
Repayment of long-term debt and payment of principal	(30,450)	(12,500)	(40,000)
Debt issuance costs	(413)	(1,566)	(200)

Net cash (used in)/provided by financing activities	(10,664)	325,139	38,039

(Decrease)/increase in cash and cash equivalents	(3,200)	(26,600)	49,504

Cash and cash equivalents, beginning of period	51,278	77,878	28,374

Cash and cash equivalents, end of period	$48,078	$51,278	$77,878

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$8,131	$5,806	$7,590
Issuance of common units to Navios Holdings related to the acquisition of Navios Luz and Navios Orbiter in May 2011	$9,960	$—	$—
Issuance of common units to Navios Holdings related to the acquisition of the Navios Fulvia and the Navios Melodia in November 2010	$—	$14,971	$—
Issuance of common units to Navios Holdings related to the acquisition of Navios Aurora II in March 2010	$—	$20,326	$—
Issuance of units in connection with the non-cash compensation expense related to the relief of the obligation on Navios Bonavis	$—	$—	$6,082

EXHIBIT 2

Owned Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date	Charter-Out Rate (1)
Navios Apollon(2)	Ultra-Handymax	2000	52,073	March 2012	$13,775
				March 2013	$12,500
				March 2014	$13,500
Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	November 2012	$18,525
Navios Felicity	Panamax	1997	73,867	June 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Hyperion	Panamax	2004	75,707	April 2014	$37,953
Navios Alegria	Panamax	2004	76,466	February 2014	$16,984	(3)
Navios Orbiter	Panamax	2004	76,602	April 2014	$38,052
Navios Hope	Panamax	2005	75,397	August 2013	$17,562
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125
Navios Fantastiks	Capesize	2005	180,265	February 2014	$36,290
Navios Aurora II	Capesize	2009	169,031	November 2019	$41,325
Navios Pollux	Capesize	2009	180,727	July 2019	$42,250
Navios Fulvia	Capesize	2010	179,263	September 2015	$50,588
Navios Melodia(4)	Capesize	2010	179,132	September 2022	$29,356	(5)
Navios Luz	Capesize	2010	179,144	November 2020	$29,356	(6)
Long-term Chartered-in Vessels
Navios Prosperity (7)	Panamax	2007	82,535	July 2012	$24,000
Navios Aldebaran (8)	Panamax	2008	76,500	March 2013	$28,391

(1)	Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under new time charter.
(2)	New charter for two years at a rate of $12,500 net per day for the first year and $13,500 net per day for the second year plus 50/50 profit sharing based on actual earnings.
(3)	Profit sharing 50% above $16,984/ day based on Baltic Exchange Panamax TC Average.
(4)	In January 2011, Korea Line Corporation (“KLC”) filed for receivership. The charter was affirmed and will be performed by KLC on its original terms, provided that during an interim suspension period the sub-charterer of the Navios Melodia will pay Navios Partners directly.
(5)	Profit sharing 50% above $37,500/ day based on Baltic Exchange Capesize TC Average.
(6)	Profit sharing 50% above $38,500/ day based on Baltic Exchange Capesize TC Average.
(7)	The Navios Prosperity is chartered-in for seven years until June 2014 and we have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen declining each year by 145 million Yen.
(8)	The Navios Aldebaran is chartered-in for seven years until March 2015 and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen declining each year by 150 million Yen.

EXHIBIT 3

Disclosure of Non-GAAP Financial Measures

EBITDA

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes.

Adjusted EBITDA

Adjusted EBITDA represents EBITDA plus the non-cash charge for the write-off of the intangible asset associated with the Navios Apollon charter-out contract.

EBITDA and Adjusted EBITDA are presented because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA and Adjusted EBITDA are “non-GAAP financial measures” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA and Adjusted EBITDA are frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

2. Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.

3. Available Cash

Available Cash generally means for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the Board of Directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.

4. Reconciliation of Non-GAAP Financial Measures

	Three Month Period ended December 31, 2011 ($ ‘000) (unaudited)	Three Month Period ended December 31, 2010 ($ ‘000) (unaudited)	Year ended December 31, 2011 ($ ‘000) (unaudited)	Year ended December 31, 2010 ($ ‘000) (unaudited)
Net Cash from Operating Activities	$31,331	$30,708	$127,464	$96,018
Net (decrease)/increase in operating assets	(1,005)	110	3,430	2,287
Net decrease in operating liabilities	5,634	208	2,982	3,887
Net interest cost	2,764	1,307	8,423	5,343
Write-off of intangible asset	—	—	(3,979)	—
Deferred finance charges	(136)	(113)	(530)	(415)

EBITDA(1)	$38,588	$32,220	$137,790	$107,120
Write-off of intangible asset	—	—	3,979	—

Adjusted EBITDA	$38,588	$32,220	$141,769	$107,120
Cash interest income	107	495	801	1,086
Cash interest paid	(2,535)	(1,665)	(8,131)	(5,806)
Maintenance and replacement capital expenditure reserve	(4,828)	(4,000)	(18,569)	(14,669)

Operating Surplus(2)	$31,332	$27,050	$115,870	$87,731
Cash distribution paid relating to the first three quarters of the year	—	—	(73,597)	(57,229)
Cash reserves	(6,503)	(5,149)	(17,444)	(8,601)

Available cash for distribution	$24,829	$21,901	$24,829	$21,901

(1)

	Three Month Period ended December 31, 2011 ($ ‘000) (unaudited)	Three Month Period ended December 31, 2010 ($ ‘000) (unaudited)	Year ended December 31, 2011 ($ ‘000) (unaudited)	Year ended December 31, 2010 ($ ‘000) (unaudited)
Net cash provided by operating activities	$31,331	$30,708	$127,464	$96,018
Net cash used in investing activities	$—	$(162,001)	$(120,000)	$(447,757)
Net cash (used in)/provided by financing activities	$(32,754)	$137,476	$(10,664)	$325,139

(2)	Excludes expansion capital expenditures.